UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38246

CUSIP Number: 928542109

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Vivint Smart Home, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

4931 North 300 West

Address of Principal Executive Office (Street and Number)

Provo, UT 84604

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Vivint Smart Home, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Q3 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

In conjunction with the review of certain customer contract transactions during the quarter ended September 30, 2021, the Company identified a material weakness in its controls over the timing of revenue recognition. Specifically, the Company found that it did not properly design and maintain effective controls over revenue in the current and prior periods to accurately determine the appropriate period to recognize revenue associated with certain transactions. These transactions primarily related to monthly service charge adjustments and contract modifications, which resulted in errors in the reporting of revenue and other income statement and balance sheet items in certain prior periods.

The Company is evaluating the impact of the material weakness and plans to implement remedial measures to address the material weakness. Based on what is known today, the Company expects that the correction of these errors will be immaterial to all prior consolidated financial statements taken as a whole and, therefore, amending previously filed reports to correct the errors will not be required. However, the Company expects that the cumulative effect of correcting the errors in the quarter ended September 30, 2021 would materially misstate the Company’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and therefore intends to reflect the corrections in the results for prior periods in its financial results for the quarter ended September 30, 2021. The Company will also revise such information in future filings to reflect the correction of the errors.

The Company expects to report the material weakness and that its disclosure controls and procedures were ineffective in its forthcoming Q3 2021 Form 10-Q.

The Company is working diligently to complete the Q3 2021 Form 10-Q as soon as possible; however, given the recent identification of the foregoing issue, the Company is unable to complete and file the Q3 2021 Form 10-Q by the required due date of November 9, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report by November 15, 2021.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dale R. Gerard	(801)	377-9111
(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒   Yes     ☐   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, statements regarding the Company’s intent to file its Q3 2021 Form 10-Q in a timely manner and the potential for future changes in its assessment of its revenue recognition. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Company’s quarterly review procedures, many of which are outside of the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Vivint Smart Home, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2021	By:	/s/ Dale R. Gerard
Dale R. Gerard
Chief Financial Officer